SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)

SCOTTISH ANNUITY AND LIFE HOLDINGS, LTD.
____________________________________________________________________
(Name of Issuer)

Ordinary Shares, $0.01 par value
____________________________________________________________________
(Title of Class of Securities)

G7885T104
____________________________________________________________________
(CUSIP Number)

December 31, 1999
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7885T104	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maverick Capital, Ltd. - 75-2482446
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,456,720
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,456,720
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

The Schedule 13G relating to the common stock of Scottish Annuity and Life Holdings, Ltd., filed with the Securities and Exchange Commission on February 26, 1999, by Maverick Capital, Ltd., is hereby amended as set forth below.

Item 1(a)	Name of Issuer.
Scottish Annuity and Life Holdings, Ltd.
Item 1(b)	Address of Issuer's Principal Executive Offices.
Ugland House P. O. Box 10657APO George Town, Grand Cayman Cayman Islands, British West Indies
Item 2(a)	Name of Person Filing.
Maverick Capital, Ltd.
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
300 Crescent Court, Suite 1850 Dallas, Texas 75201
Item 2(c)	Citizenship or Place of Organization.
Texas
Item 2(d)	Title of Class of Securities.
Ordinary Shares, $0.01 par value
Item 2(e)	CUSIP Number.
G7885T104
Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4	Ownership.
(a) Amount beneficially owned: 1,456,720
(b) Percent of class: 9.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,456,720
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,456,720
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 22, 2000

MAVERICK CAPITAL, LTD.

By:	/S/ SHARYL ROBERTSON Sharyl Robertson Chief Financial Officer